

NEWGIOCO
GROUP

NASDAQ | NWGI

A Premier Sports Betting & I-Gaming Company

INVESTOR PRESENTATION
AUGUST 2020

Disclaimer & Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are identified by the use of the words "could," "believe," "anticipate," "intend," "estimate," "expect," "may," "continue," "predict," "potential," "project" and similar expressions that are intended to identify forward-looking statements. All forward-looking statements speak only as of the date of this presentation. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, objectives, expectations and intentions reflected in or suggested by the forward-looking statements are reasonable, we can give no assurance that these plans, objectives, expectations or intentions will be achieved. Forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from historical experience and present expectations or projections and the trading price for our common stock may fluctuate significantly. Forward-looking statements also are affected by the risk factors described in the Company's filings with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.



Company **Summary**

NASDAQ | NWGI

Newgioco at a Glance[1]

Ticker:	NWGI
Exchange:	NasdaqCM
Shares Outstanding:	16.7M
Market Capitalization[1]:	$17.6M
Enterprise Value[1]:	$30.8M
2019 Betting Handle (sales)	$454M
2019 Revenue	$35.6M
2020 H1 Betting Handle	$182M
2020 H1 Revenue	$15.0M
Targeting U.S. Launch	2020

About Newgioco

- Newgioco is a fully integrated international **betting technology company** providing an innovative, world-class betting platform for both B2B and B2C leisure gaming operators.

- Engaged in two principal aspects of the leisure gaming industry as a business-to-consumer ("B2C") licensed retail gaming operator and a business-to-business ("B2B") betting technology provider offering NWGI's **all new innovative AUXILIARY WAGERING SYSTEM betting technology**.

- Products are offered through two sales distribution channels (i) **retail land-based or on-site** physical venues and (ii) **online through PC, tablet and mobile distribution**, either directly to licensed operators or through value-added re-sellers or systems integrators in the leisure betting industry.

- Currently service approximately **79,000** online user accounts and an indeterminate number of walk-in customers at a combination of the three types of venues: **1,200** web-cafés (or "web-shops"), **7** corners and **117** agency locations.

- Platform, owned by our subsidiary Odissea Betriebsinformatik Beratung GmbH ("Odissea") is certified by the Italian regulator ADM and the Malta Gaming Authority ("MGA") in Malta and is currently undergoing GLI-33 certification in preparation for the U.S. operations.

(1)   Data as of 8/20/2020

Financial overview:
Track record of robust operating results

In Thousands ($,000)	H1'20 6/30/2020	12/31/2019	12/31/2018	12/31/2017 [3]	12/31/2016 [3]
Total Turnover (Gross Wagers)	**$182,231**	**$ 454,133**	**$ 413,226**	**$ 218,520**	**$ 121,952**
Revenues					
Total Revenue	$ 14,980	$ 35,583	$ 34,575	$ 22,865	$ 8,898
Selling expenses [1]	$ 10,173	$ 27,584	$ 24,142	$ 14,672	$ 5,846
Gross Profit	**$ 4,807**	**$ 7,999**	**$ 10,433**	**$ 8,193**	**$3,052**
Total expenses [2]	**$ 5,704**	**$ 10,995**	**$ 10,588**	**$ 5,513**	**$ 4,513**
Operating Income	**$ (897)**	**$ (2,996)**	**$ (155)**	**$2,680**	**$ (1,461)**



(1) Includes commissions paid to retail partners and agents
(2) Includes general and administrative expenses
(3) Please refer to the Company's filings with the U.S. Securities and Exchange Commission for additional information

4

NASDAQ | NWGI

Investment **Highlights**



Highly Differentiated Technology Platform

Proprietary Platform designed to be a highly flexible and robust sportsbook engine to compete against larger and more established franchise operators effectively and inexpensively.



Organic Growth Opportunity

In 2019 NWGI increased the # of webshop locations the company operates from ~1,000 to ~1,200 and the company believes that there is ample room for continued growth.



Rapidly Growing Industry

Online gambling is growing in popularity. Gamblers worldwide increasingly prefer Internet and mobile channels for their betting activities due to the ease of access offered and safety provided.



Scalable Platform at Minimal Cost

Scalable expansion of the Platform under company's existing infrastructure requires little to no additional overhead and should create in-house efficiencies for corporate operations and for NWGI's agents and operator clients.



Accretive M&A Strategy

Government legislated consolidation of the regulated Italian lottery and gaming market have driven smaller regional operators in Italy to NWGI's licensed brand in both the online and land-based sales channels.



Seasoned Management Team

Led by a dedicated and highly experienced senior management team with significant industry experience and proven ability to develop novel solutions.

Growing Markets and First Mover Opportunity
Legalization of U.S. sports betting

- Sports betting legislation accelerating in the U.S.[1]

    ✓ NWGI is under contract in two states and currently in progress in additional states.[1]

- Regulation means protection for consumers and tax revenue for state and federal coffers.

- Newgioco is leveraging proven experience and advanced technology to target both tribal and non-tribal clients in the U.S. market.

Online Gaming & Sports Betting	Sports Betting	Pending legislation
Delaware ✔	Rhode Island ✔	Maine ✔
Pennsylvania ✔	West Virginia ✔	California ✔
Nevada ✔	Arkansas ✔	Connecticut ✔
New Jersey ✔	Montana ✔	Louisiana ✔
	Illinois ✔	South Carolina ✔
	Indiana ✔	Oklahoma ✔
	Iowa ✔	Kansas ✔
	Tennessee ✔	Missouri ✔
	New York ✔	Kentucky ✔
	New Mexico ✔	Ohio ✔
	New Hampshire ✔	Maryland ✔
	North California ✔	
	Oregon ✔	
	Michigan ✔	
	Mississippi ✔	
	Colorado ✔	
	District of Columbia ✔	

(1) NWGI 5 yr. U.S. "prudent approach" deployment strategies involves:
FIRST: develop U.S. product and platform.
SECOND: expansion as states further stabilize laws.

NASDAQ | NWGI

Growth **Drivers**

NASDAQ | NWGI

- **Consolidating core market in Italy**
  - ✓ Acquisitions of smaller operators, current market is fragmented
  - ✓ Recent Italian regulations increasing risk standards for smaller operators
  - ✓ Organic growth

- **Favorable U.S. Regulatory Environment**
  - ✓ Overturn of PASPA
  - ✓ Increasing number of online gambling friendly states
  - ✓ Notable accretive U.S. M&A activity in gaming space

- **Mobile growing exponentially**

- **Exponential growth opportunity in U.S. for innovative ELYS platform**



Competitive landscape

Acquisitive industry (1)

(1) Publicly disclosed transactions. Please refer to the Company's filings with the U.S. Securities and Exchange Commission for additional example transactions.







NEWGIOCO GROUP ⟷ Northern Winz Hotel & Casino "Montana's Finest Gaming Experience"

- Pairings have largely been Resort Operators and Sportsbook Providers (Access Deals)
- Tribal Resort Operators have not participated in any significant pairings to date
- We believe Tribal Resort Operators do not want to partner with resort competitors
- We believe we can deliver higher margins, with lower risks for the tribes











































DraftKings ⟷ SBTech we know sports

Disruptive transaction between DK and SBtech puts U.S. market in play.

Select Pairing Transactions in the U.S.

William Hill	FanDuel
Sportech PLC	sportradar
MGM Resorts International	GVC Holdings
kindred	SG Scientific Games
SG Scientific Games	Caesars Entertainment
SBTech we know sports	Churchill Downs

NASDAQ | NWGI

NASDAQ | NWGI

ELYS Auxiliary Wagering System
the Future of Sports Betting



TRULY MOBILE
- ELYS is mobile and flexible
- Services Restaurants, convenience stores, service stations and more



FRICTIONLESS OMNICHANNEL
Anonymous Hybrid omni-channel
- Online velocity with land-based confidentiality
- No need for lengthy applications

IMAGINE… A first for the US gaming market



CENTRALIZED PROCESS
All bets are risk managed and processed by trained experienced staff 24/7





ELYS
GAMEBOARD

NEWGIOCO
10000$
SEATTLE SEAHAWKS
SAN FRANCISCO 49ERS
BALTIMORE RAVENS
PITTSBURGH STEELERS
DALLAS COWBOYS
WASHINGTON REDSKINS
DENVER BRONCOS
LAS VEGAS RAIDERS

EVERYONE EVERYWHERE
- Centralized mobile 'hybrid' omni-channel
- Allows anyone and everyone the opportunity to place bets from anywhere through on-premise mobile, land-based and online channels

FRANCHISE OPERATIONS DASHBOARD
- Distributed model and modular architecture for enterprise operations
- Industry advanced tech stack controls complex operation systems from one dashboard
- Perfect for nationwide retail businesses and resort casinos franchises

The ELYS betting system…
"thinks like a bookmaker"



9

Newgioco Solution Cutting Edge Betting

Fully integrated solution:

- ✓ Self-Exclusion registration and Responsible Gaming filters
- ✓ Adaptive Business Intelligence and Big Data algorithms
- ✓ Geofence technology, Fraud Detection and Anti-Money Laundering Monitors

- ✓ Artificial Intelligence learning bots and CRM modules
- ✓ Dynamic risk management algorithms
- ✓ Player Account Management System

Odds

- NWGI boasts a vast & highly competitive spectrum of bets, pre-match and in-game sports events and gaming accoutrements.
- The "match tracker" module also allows players to watch all events.

Online "Reload Centers"

- Convenient PVR reload centers for player to reload online accounts.
- NWGI's system provides two web based channels – pre-match and live center; and mobile app for iOS and Android.
- The interface is flexible and can be adapted to the needs of each PVR client.

Benefits for Operators

- Odds customization and board management, minimum/maximum limits and bonuses
- Risk management and monitoring tools
- Administration of multi-level sales networks and affiliates through centralized dashboard

Benefits for End-Users

- Extensive pre-match and live match schedules
- Live streaming available for many sporting events
- Detailed reporting on account balances and stakes



SPECIALIZED BET RISK MANAGEMENT CATERING TO COMMERCIAL SPORTS BETTING OPERATIONS

10

Newgioco Solution - **Casino**

N A S D A Q | N W G I

Casino

- Newgioco's Casino offers one of the largest online casino collection in Italy providing a wide range of video slots, video poker games, table games and live games developed by some of the leading international gaming software developers

Features

- Games with advanced graphic animation and high-res audio
- Client flash, HTML5 and customized Mobile browser
- Exclusive selection of new games and features
- VIP Program Extensive network of Online Jackpot Games
- Full set of API's for open online casino integration

Video Slots

- Newgioco's Casino selection displays a unique set of video slots including the most popular among players
- The company's catalogue encompasses a variety of games featuring RTP, volatility, maximum stakes and payouts, lines and different Jackpots

Table Games & Video Poker

- Newgioco's Casino offers a diverse assortment of table games such as Roulette, Blackjack, Baccarat and Craps.
- **Caters to all levels of players**, from Novice to High Rollers.

Live Casino

- Newgioco's Casino includes multiple live tables of Roulette, Blackjack, Baccarat and Casino Hold'em games, all available in desktop and mobile versions.
- Newgioco's HD video streaming from dedicated TV studios guarantees the thrill of a live gambling table and contributes to attracting new players with impressive results in terms of customer loyalty.

Benefits for Operators

- Enables operators to easily:
  - ✓ Supervise games, tournaments and individual players,
  - ✓ Manage their real-time casino
  - ✓ Customize their suite of offerings
  - ✓ Engage players with incentive programs
  - ✓ Increase profits bolstered by Newgioco's dynamic, efficient and custom-tailored marketing strategy support.





NWGI OFFERS PROVEN AND INNOVATIVE SOFTWARE FOR I-GAMING

11

Newgioco Solution - **Poker**

Game Offer

- Newgioco's Poker product is distributed on People's Poker, the largest Italian network of online Poker.
- Newgioco's Poker is particularly accurate in identifying the latest trends and innovations of the market in order to provide players with a cutting-edge and competitive play mode.

Poker Mobile

- The Newgioco Poker Room Apps created for smartphones and tablets are characterized by a **simple and intuitive interface**, a **quick registration process** and **optimized graphics** designed to ensure fast and easy web navigation.

Benefits for Players

- The "People's Poker Tour" (PPTour) is a live tournament organized and managed by Newgioco, taking place in the key Italian and international locations.

Benefits for Operators

- Newgioco's Poker is supervised by a Network Manager who coordinates all critical activities including:
    - ✓ Scheduling
    - ✓ Promotions
    - ✓ Risk management
    - ✓ Anti-fraud services
    - ✓ Technical support




GREAT FEATURES THAT WORK ON ALL STATIONARY & MOBILE DEVICES

Newgioco Solution - **Virtual**

N A S D A Q | N W G I

Products

- Virtual football
- Greyhound racing
- Horse racing
- Keno
- American Roulette

Betting Interface

- Multiple bet-type capability on single play
- System designed for extensive combination-bets
- Make combined bets on current and future events and on different sports
- Manage and print coupon using mouse or quick shortcuts
- Random selector allows system "quick-pick" solution

Retail Application

- Create employee accounts and manage their permissions
- Create self-service terminals and customize their bet limits
- Apply filters to the bet list to check the cash flows of each employee and each terminal
- Verify the result of each bet and print the receipt of payment
- Analyze in detail game volumes of the commercial network

Back Office

- Create and manage commercial networks with multiple levels
- Assign commission plans to each network and betting shop
- Access a detailed and complete information service
- Export files in different formats
- Monitor customer betting in real time
- GLI certified RNG engine



NWGI IS PROUD OF THE INNOVATIVE VISION AND CONSTANT COMMITMENT THEY PLACE IN THE SATISFACTION OF THEIR PARTNERS AND CLIENTS

NASDAQ | NWGI

Newgioco's Product map for planned U.S. operations



2020 | **2021**

	Description	MAY - JUNE	JULY	AUG	SEPT	OCT	NOV	DEC
POS	Retail solution manned/assisted: - Place a bet -Print e-money vauchers for Auxiliary Wagering Devices (laptops, tablets etc.) - Redeem printed e-money voucher from Kiosks and AWD - Payment of wins - Management and financial reporting	Product Localization and Development	GLI Submission July 15 GLI Certification (4-6 weeks) Set-up Servers	GLI Certification (ISS audit-assessment) System Installation		LIVE		ELYS GAMEBOARD
SELF SERVICE KIOSK	Anonymous players will place a bet (ideal for cash and pre-match): - Pricing and odds visualization - Wager placement (once cash is ingested in the machine to enable playing session) and bet receipt printing - Print e-money vouchers (in case of balance cash-out) to be redeemed at the POS	Product Localization and Development		GLI Submission second stage	GLI Certification (4-6 weeks)	System Installation	LIVE	
SELF SERVICE AWD	Anonymous players will place a bet via a voucher (ideal for in play and velocity) -Pricing and odds visualization -Wager placement (after POS e-money vouchers is loaded and playing session enabled) - Bet's receipt or cash out printing	Product Design DC Lottery approval	Product Localization and development		GLI Submission	GLI Certification (4-6 weeks)	System Installation	LIVE
MOBILE ON PREMISE	-Requires the implementation of NWGI's full fledged digital betting system - Place a bet directly from the personal handheld device - Device will be tethered to the local wi-fi or Bluetooth to ensure a "reasonable" geo-restriction			Product Design DC Lottery approval	Product Localization and development			LIVE

14

Capital Structure[1]



By Odissea

	As of June 30, 2020
Cash and cash equivalents [2]	$5,783,449
Total assets	$27,965,363
Total liabilities	$16,274,785
Stockholders' Equity	$10,203,367
Common stock (shares) [3]	12,495,001
Additional paid-in capital	$34,981,284
Accumulated other comprehensive income	$(270,231)
Accumulated deficit	$(25,609,781)
Total Stockholders' Equity	$9,102,521
Total Capitalization	$27,965,363



(1) Please refer to the Company's filings with the U.S. Securities and Exchange Commission for additional information.

(2) Cash and cash equivalents on a Pro-forma basis after the closing of the public offering on August 17: $12,397,857

(3) Total shares after closing of public offering on August 17, 2020: 16,665,009

Balance Sheet [1]

	June 30, 2020	December 31, 2019
Cash and cash equivalents [2]	$5,783,449	$5,182,598
Other current assets (combined)	$1,377,109	$2,081,952
Total Current Assets	$7,160,558	$7,264,550
Restricted cash	$1,550,291	$1,549,917
Intangible assets (Ulisse and Multigioco acquisitions)	$15,505,524	$15,857,027
Other noncurrent assets	$3,748,990	$3,153,688
Total Noncurrent Assets	$20,804,805	$20,560,632
Total Assets	**$27,965,363**	**$27,825,182**
Total Debt (Debentures, Line, Notes)	$3,331,207	$4,582,202
Other liabilities	$15,531,635	$14,441,695
Total Liabilities	**$18,862,842**	**$19,023,897**
Total Stockholders' Equity	**$9,102,521**	**$8,801,285**
Total Liabilities & Stockholders' Equity	**$27,965,363**	**$27,825,182**

(1) Please refer to the Company's filings with the U.S. Securities and Exchange Commission for additional information.
(2) Cash and cash equivalents on a Pro-forma basis after the closing of the public offering on August 17: $12,397,857



Seasoned
Management and Board

N A S D A Q | N W G I



Michele (Mike) Ciavarella
CEO &Chairman

Over 25 years of practical capital markets experience in Canada, USA, Europe & Asia in a broad range of competencies including executive, financial and operational application of lean business process management as well as extensive c-level and board level experience and his leadership skills and diversified industry experience combined with a track record of growing businesses, both organically and through acquisitions and joint ventures.



Alessandro Marcelli
COO

Over 20 years of extensive experience in communications, team building as well as management skills in fast changing environments. Since 2007, Mr. Marcelli has been the Managing Director of Multigioco and has been instrumental in its growth, expanding the Newgioco/Multigioco brand to approximately $410 million in gross annual gaming turnover during his tenure.



Luca Pasquini
CTO & Director

Over 30 years of information technology experience and has served as team leader, service manager and project manager in various software and technology development projects. Is the co-founder Odissea Betriebsinformatik Beratung GmbH where he was instrumental in the engineering and creation of the ELYS sports betting and gaming technology system.

Previously served as IT Manager of GoldBet sportwetten GmbH where he provided executive oversight of technology adaptation and software development.

Seasoned
Management and Board




Mark Korb
CFO

A professional certified chartered accountant with 28 years of extensive experience in GAAP, IFRS and SEC Reporting in multinational business planning and analysis for high-growth companies with various private and publicly listed companies.

Steve Shallcross
Independent Director

A certified public accountant and senior executive with over 25 years of comprehensive international, financial and operational experience. Significantly, he has extensive expertise in mergers and acquisitions, partnerships and product development collaborations, strategic planning and budgeting, SEC reporting and systems integration.




Paul Sallwasser
Independent Director & Chair of Audit Committee

A certified public accountant with 39 years as a partner of with Ernst & Young LLP. Served in the firm's national office as a member of the Quality and Regulatory Matters Group which was responsible for the firm's audit quality review program as well as representing the firm during the inspections by the Public Company Accounting Oversight Board (PCAOB) and the evaluation of the results from the PCAOB inspections.

Richard Cooper
Independent Director

A professional chartered accountant with over 37 years of professional global finance expertise. Founder, CFO and director of Trident Gaming PLC, and recently non-executive director and audit-committee chair of Sportech PLC. Previously was Group Finance Director at sports betting and gaming company GVC Holdings PLC where he held a key role in GVC's acquisition of Sportingbet PLC in 2013, followed by the €1.5 billion acquisition of bwin.party digital entertainment in 2016.




Matteo Monteverdi
Strategic Advisor

In March 2020, Newgioco engaged Matteo Monteverdi, former senior executive of Sportradar and IGT as a strategic advisor to assist the Company with tactical analysis for repositioning of Italian operations within regulatory developments as well as U.S. product deployments and go-to-market programs.

Investment **Highlights**

NASDAQ | NWGI



Highly Differentiated Technology Platform

Proprietary Platform designed to be a highly flexible and robust sportsbook engine to compete against larger and more established franchise operators effectively and inexpensively.



Organic Growth Opportunity

In 2019 NWGI increased the # of webshop locations the company operates from ~1,000 to ~1,200 and the company believes that there is ample room for continued growth.



Rapidly Growing Industry

Online gambling is growing in popularity. Gamblers worldwide increasingly prefer Internet and mobile channels for their betting activities due to the ease of access offered and safety provided.



Scalable Platform at Minimal Cost

Scalable expansion of the Platform under company's existing infrastructure requires little to no additional overhead and should create in-house efficiencies for corporate operations and for NWGI's agents and operator clients.



Accretive M&A Strategy

Government legislated consolidation of the regulated Italian lottery and gaming market have driven smaller regional operators in Italy to NWGI's licensed brand in both the online and land-based sales channels.



Seasoned Management Team

Led by a dedicated and highly experienced senior management team with significant industry experience and proven ability to develop novel solutions.



NEWGIOCO
G R O U P

NASDAQ | NWGI

NWGI Investor Relations

Jonathan Paterson / Harbor Access LLC

T: (203) 202-2028

Email: jonathan.paterson@harboraccessllc.com

www.newgiocogroup.com